UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File No. 001-35531

TAHOE RESOURCES INC.
(Translation of registrant's name into English)

5310 Kietzke Lane, Suite 200, Reno, NV 89511
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [  ]

SUBMITTED HEREWITH

Exhibits
99.1	Annual Information Form for the Year Ended December 31, 2016
99.2	Consolidated Financial Statements for the Years Ended December 31, 2016 and 2015
99.3	Management’s Discussion and Analysis for the Years Ended December 31, 2016 and 2015
99.4	News Release, “Tahoe Achieves Record Production and Cash Flow Per Share in 2016”
99.5	Form 52-109F1 - Certification of Annual Filings-CEO
99.6	Form 52-109F1 - Certification of Annual Filings-CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAHOE RESOURCES INC.

Date: March 9, 2017

/s/Edie Hofmeister
Edie Hofmeister
Vice President & General Counsel